Press Release	Source: Left Right Marketing Technology Inc.

Crazygrazer.com Launches Outlet Store on Yahoo!

Monday May 10, 6:00 am ET

LAS VEGAS--(BUSINESS WIRE)--May 10, 2004--Left Right Marketing Technology Inc. (OTCBB: LRMK - News), owner of Crazy Grazer LLC and operator of www.crazygrazer.com, announced today the launch of a discounted outlet store on Internet portal giant Yahoo! (NASDAQ: YHOO - News).

Amid the explosion in the e-commerce space, and the desire to respond to the needs of American consumers, Crazy Grazer developed an online store specifically targeted at outlet shoppers, who are looking for additional values, beyond the typical online shopping mall. The outlet store will open in May under the same URL and feature thousands of items.

Crazy Grazer LLC is a wholly owned subsidiary of LRMK, currently operating the online shopping mall Web site www.crazygrazer.com under the leadership of Rock Newman, chairman; Mick Hall, president/CEO; Mark Newburg, senior vice president/COO; and Arnie Galassi, CFO.

Hall said, "This outlet store will offer a variety of deeply discounted products in the comfortable brand environment our customers expect from us. We intend to add new items all the time that provide a value-driven offering. This, coupled with our decision to utilize Yahoo! as our platform, will enhance our ability to make this venture a success."

Yahoo! lists some 220 million visitors each month and claims the top spot among Internet portals. Its site features a search engine and directory to help users navigate the Web. Yahoo! supports 25 international sites in 13 languages.

Investors and LRMK stockholders are urged to read LRMK's annual report on Form 10-KSB and Forms 8-K, available free of charge on the SEC's Web site, www.sec.gov.

Forward-Looking Statements: The statements in this press release regarding the Crazy Grazer Outlet Store, any benefits of the launch, size of the e-commerce market, Yahoo!'s number of visitors and spot among Internet portals, the company's future success, the company's ability to take advantage of market trends, the success of e-commerce, future opportunities and any other effect, result or aspect of the transactions and any other statements, which are not historical facts, are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired business, costs, delays, and any other difficulties related to the outlet store launch, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Left Right Marketing Technology Inc.

Mick Hall

702-260-4700

702-260-9886